

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2014

Via E-mail
Jonathan Bush
Chief Executive Officer, President, and Chairman
athenahealth, Inc.
311 Arsenal Street
Watertown, MA 02472

> **Re:** **athenahealth, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 7, 2014**
> **Definitive Proxy Statement**
> **Filed April 30, 2014**
> **File No. 001-33689**

Dear Mr. Bush:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement filed April 30, 2014

Compensation Discussion and Analysis, page 15

Cash Bonus, page 21

Threshold Goals, page 22

1. We note your indication that you have not disclosed the specific target levels for the "Bookings" metric because you believe that such disclosure would result in serious competitive harm. Please provide us with a detailed explanation for this conclusion. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director